Health-Right Discoveries, Inc.

18851 NE 29th Avenue, Suite 700

Aventura, FL 33180

October 30, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:	Ms. Suzanne Hayes
Joseph McCann, Esq.
Eric Envall, Esq.

Re:	Health-Right Discoveries, Inc. (the “Company”)
Registration Statement on Form S-1
Filed September 9, 2015
File No. 333-206839 (the “Registration Statement”)

Ladies and Gentlemen:

In response to the Staff’s letter of October 6, 2015, the Company hereby files Amendment No. 1 to the Registration Statement.

The following sets forth the Company’s response to the comments set forth in the Staff’s letter. For your convenience, the response to each comment follows the comment itself.

General

1.           Please revise to identify clearly and consistently throughout the registration statement which market and, if applicable, market tier, you intend to quote your securities. In this regard, we note that your cover page indicates that your securities will quote on the OTC Markets, “or a comparable exchange” and your disclosure on page 12 indicates that the securities will quote on the OTC Bulletin Board. Refer to Rule 415(a) (4).

Response: In response to the Staff’s comment, the disclosure throughout the registration statement has been revised to consistently identify the market and market tier(s) on which the Company plans to quote its securities (OTCQX or OTCQB) operated by the OTC Markets Group.

2.           It appears that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

Response: The disclosure requested by the Staff with respect to the Company qualifying as an “emerging growth company” as defined in the Jobs Act has been added to the cover page of the prospectus.

Cover

3.          Please include the page number where your Risk Factor section begins. Refer to Item 501(b) (5) of Regulation S-K.

Response: The change requested by the Staff has been made to the cover page of the prospectus.

Overview, page 2

4.          Based on your disclosures on pages 1 and 2, it appears that you have not conducted any clinical trials to date. Accordingly, please revise your disclosures on page 1 to prominently highlight, if true, that you have not conducted any clinical trials. In the Business section please revise to discuss where you stand “in the process of moving forward with clinical trials.”

Response: The disclosure in the Overview portion of the Prospectus Summary and the Business section has been expanded to provide the additional disclosure requested by the Staff.

5.          With a view to disclosure, please explain to us how the “marketing results” from your “initial-test marketing” provide support for your statements on pages 1, 18, 19 and elsewhere concerning the therapeutic benefits derived from use of the H-Plex Defense product and your “formulation platform.” Please clearly state your bases for these and all product efficacy claims in the registration statement.

Response: The disclosure in the indicated sections of the prospectus has been revised and expanded to address the issues identified by the Staff.

Selling Shareholders, page 3

6.          Please revise to disclose when the 950,000 share gift, the 153,156 share transfer, and 1,350,000 share private placement occurred.

Response: The additional disclosure requested by the Staff has been added to the “Selling Shareholders” subsection of the Prospectus Summary,

We currently rely on our President…, page 6

7.          As your President is your only employee, please remove the qualification “to a certain degree” from this risk factor.

Response: The qualification has been removed from the risk factor in response to the Staff’s comment.

You may have limited access to information…, page 10

8.          Please revise to clarify whether you, if possible, intend to exercise your discretion and suspend your reporting obligations.

Response: A more expansive risk factor with respect to the Company’s reporting obligations under the Securities Exchange Act of 1934 and the impact of its reporting as a result of its classification as an “emerging growth company” under the Jobs Act has been added in place of the prior risk factor.

Selling Shareholders, page 11

9.          Please revise to identify the natural person or persons with voting and/or dispositive control over the securities.

Response: The Selling Shareholders table has been revised in response to the Staff’s comment.

10.          We note your disclosure that “none of the selling shareholders has had a material relationship with [you] other than as a shareholder at any time within the past three years or has ever been on or [y]our officers or directors.” Please revise this sentence based on the positions that Messrs. Pande and Hopkins serve.

Response: The disclosure noted by the Staff has been corrected in response to the Staff’s comment.

11.           Given the nature and size of your offering, please tell us why the selling stockholders should not be identified as underwriters and tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). In responding, please consider the guidance provided in the Division’s Compliance Disclosure Interpretation, Securities Act Rules, Question 612.09 available at: http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules- interps.htm.

Response: We respectfully call the attention of the Staff to the fact that to address the Staff’s concerns, the Company has reduced the number of shares it intends to register for resale under the registration statement, pro rata by 50%,

Further, as disclosed in the registration statement, (a) 675,000 of the shares registered thereby were acquired by the seven holders thereof in private placements conducted by the Company from December 2011 to September 2012; (b) 875,000 of the shares registered thereby were acquired by the holders thereof for legal and other business services rendered to the Company; (c) 475,000 of the shares registered thereby were acquired by the holders thereof by gift from David Hopkins, one of the Company’s founders, in October and December 2013 and not in contemplation of this offering; and (d) 76,578 shares registered thereby were acquired by an accounting firm from Mr. Hopkins in March 2015 in payment of services rendered by such firm to Mr. Hopkins. None of such selling shareholders beneficially owns more than 5% of the Company’s issued and outstanding shares of common stock and all of such shareholders will continue to be shareholders of the Company after the offering contemplated by the registration statement is consummated. None of such selling shareholders is an affiliate of the Company and based on our investigation, there are neither any relationships among such selling shareholders nor are any of such selling shareholders engaged in the buying and selling of securities.

The remaining 3,257,574 shares covered by the registration statement consist primarily of shares issued upon incorporation in 2011 to our founders, James Pande, David Hopkins, and Michael Fabiano and in the case of Messrs. Pande and Hopkins, certain shares issued subsequently for services rendered to the Company and not in contemplation of the offering. Mr. Pande is a director and 10% or greater shareholder of the Company, Mr. Hopkins is a director, executive officer and 10% or greater shareholder of the Company and Mr. Fabiano, while a founder, is no longer an officer or director of the company and is a greater than 5% but less than 10% shareholder. Based on the foregoing, as well as significant amount of time the shares proposed to be registered have been held by the respective shareholders, the Company believes that the proposed offering is not a primary offering and may be registered on Form S-1.

Proposed Business, page 15

Overview, page 15

12.          Please supplementally provide us support for your disclosures indicating that cannabidiol (“CBD”) is a “legal dietary supplement” and is “approved for use in all fifty states.” With respect to your disclosure in the first risk factor on page 6, please tell us whether FDA deems cannabidiol to Generally Recognized as Safe (“GRAS”).

Response: The disclosure in the Overview has been revised to give effect to recent FDA pronouncements regarding the classification of CBD. The risk factor in question has been revised in response to the Staff’s comment.

Viral Marketplace, page 18

13.          Please revise your disclosure in this section to provide the following additional information about the trial:

•	The dates of the marketing trial;
•	The geographic scope of the testing and the product distribution method(s);
•	The number of customers who purchased the product; and
•	The number of customers and/or percentage of customers who did not reorder the product.

Response: The referenced section of Business has been expanded to provide the additional disclosure requested by the Staff.

The Compromised Immune System, page 16

14.          Please revise to identify the research that estimates that stress contributes to as much as 80% of all major illnesses.

Response: The language questioned by the Staff has been deleted in response to the comment.

OTC Monograph Drug Business, page 17

15.          Please revise to explain the “existing progress” that you have made to date and explain each significant step that you will need to take to commercialize the pipeline product. Identify the FDA approved monograph drug you discuss and explain the nature of the testing you have performed. Identify and explain the “certain regulatory matters” that you would need to address prior to commercialization.

Response: The disclosure in this section has been revised to give effect to the Staff’s comments.

Prescription Nutritional/Medical Foods market, page 17

16.          Please revise to clarify whether “prescription nutritionals” and “medical foods” are synonymous or whether they are separately classified and regulated. Revise the final sentence on page 17 to clarify whether you have commenced clinical trials. State the different prescription nutritionals.”

Response: Revised and additional disclosure has been furnished in this section in response to the comments raised by the Staff.

Natural Market, page 18

17.          Please revise the final sentence under the heading to clarify why you expect these figures to rise.

Response: The sentence has been removed in response to the Staff’s comment.

Joint Pain/Arthritis Marketplace, page 18

18.          Please identify the “top orthopedic surgeon” and clarify how he or she helped you to “utilize” the formulation platform. In this regard, please clarify what role the surgeon had in developing this application.

Response: The additional disclosure and clarification requested by the Staff has been made.

Gastrointestinal Marketplace, page 18

19.          Please revise to discuss the nature and scope of the “anecdotal testing” that you reference. Explain whether the testing is part of a clinical trial. Also, explain the basis for your belief that the application can be modified to help patients address post-surgery prescription constipation. In this regard, clarify whether you tested any of these patients.

Response: The disclosure referenced by the Staff has been revised and expanded to provide the additional and revised information requested.

Research and Development, page 19

20.          Please provide us supplementally with support for each of the five immune system benefits that you cite in the second sentence under the heading.

Response: Additional disclosure has been made to the section entitled “What is the Nutritional Rationale Behind our Methodology?” (the five benefits appear in that section of the prospectus and not in “Research and Development” as noted by the Staff). By hard copy of this letter, we are furnishing the Staff with our cited Research Compendium to support our conclusions.

Sales and Marketing, page 19

21.          Please clarify how you are currently selling and manufacturing your products for sale to the general public.

Response: The disclosure in the Sales and Marketing section of the prospectus has been clarified to address the Staff’s comment.

Government Regulation, page 19

22.          Please disclose the basis for the disclosures on pages 2 and 15 that the H-Plex Defense product that you have sold commercially is a “dietary supplement.” Be sure to discuss relevant sections of the Federal Food, Drug and Cosmetic Act, including without limitation sections 201(g)(1) and 201(p), as well as applicable FDA guidance, in your response.

Response: The Government Regulation section of the prospectus has been significantly revised and expanded to provide the disclosure requested by the Staff.

23.          We note your disclosure on page 19 that “new drug approvals” are not required for your planned products. For each pipeline product that you identify on pages 18 and 19, please explain why a new drug approval would not be required.

Response: The explanations requested by the staff have been added to the Government Regulation section of the prospectus.

24.          Please revise to discuss laws and regulations pertaining to marketing and labeling of dietary supplements, including ones pertaining to structure and function.

Response: The discussion of marketing and labeling requirements has been added to the applicable subsection under “Government Regulation” in response to the Staff’s comment.

If you have any further questions or comments, kindly contact the undersigned at (305) 705-32427 or our counsel, Dale S. Bergman, Esq. of Gutierrez Bergman Boulris, P.L.L.C. (786) 888-1744.

Very truly yours,

HEALTH-RIGHT DISCOVERIES, INC.

By:	/s/ David Hopkins
David Hopkins, President

.